May 5, 2008

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

File No. 000-31100

Dear Ms. Davis:

This letter is a supplementary response to comments made by the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Corporation dated March 20, 2008 and our earlier response dated April 15, 2008. Following our telephone conversations on April 22 and April 28, the Corporation would like to offer the following additional information in response to Staff Comment Nos. 4 and 6:

Staff Comment No. 4

Mineral Property Interests

We note in your response to our prior comment number 13 you assert that EITF 04-2 requires "that acquisition and development costs will only be capitalized once an economically viable resource has been identified on the property." Please note that paragraph 9 of EITF 04-2 does not contemplate the identification of an economically viable resource on the property as a criterion for recognition of the acquisition cost as a tangible asset. For US GAAP purposes, mineral rights, as defined in EITF 04-2, are recognized as tangible assets. We also note, for Canadian GAAP purposes, that "Mining properties" are defined in CICA Section 3061.06 as "items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves." Based on the guidance we have cited, we believe that your mineral interests represent a right to explore, extract and retain at least a portion of the benefits from mineral deposits and therefore, should be capitalized for both Canadian and US GAAP purposes. As such, please contact us at your convenience to further discuss this issue.

Suite 700 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

Tel: 604.669.6660 | Fax: 604.669.0898 | info@rimfire.bc.ca | www.rimfireminerals.com

Jill Davis

Securities and Exchange Commission

May 5, 2008

The Corporation’s Supplemental Response to Staff Comment No. 4

After consultation with our Canadian auditor, we submit the following response:

Both CICA Handbook Section 3061 and Emerging Issues Task Force (“EITF”) Abstract 04-2 consider acquisition costs of mineral property interests as tangible assets. The aggregate carrying amount should be reported as a separate component of property, plant and equipment. Both CICA Handbook Section 3063.04 and Statement of Accounting Standard (“SFAS”) No. 144(7) state that an impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value based on estimates of future cash flows. Both CICA Handbook Section 3063.09 and SFAS No. 144(8) state that a long-lived asset shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Both CICA Handbook Section 3063.10 and SFAS No. 144(8) list identical examples of events or changes in circumstances that would indicate the carrying amount may not be recoverable.

CICA Handbook Section 3063.10(e) and SFAS No. 144(8)(e) state that a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset would be one such condition.

The Corporation has a current-period operating loss, combined with a history of operating losses implying continuing losses associated with mineral properties. The Corporation also has no basis for determining value beyond proven and probable reserves, and therefore cannot estimate any future cash flows from mineral properties. The Corporation’s continuing losses are an ongoing condition; therefore, under CICA Handbook Section 3063 the Corporation has determined all of their acquisition costs to be impaired.

We respectfully submit that since the Corporation is expensing acquisition costs under Canadian GAAP (essentially considering the acquisition costs as impaired), then it makes sense that acquisition costs should be given the same treatment under US GAAP. Based on this analysis, the Corporation has determined that an impairment provision equal to the acquisition costs should be recognized under US GAAP, resulting in no net capitalized acquisition costs. For the Corporation to do otherwise would be clearly inconsistent with the treatment of acquisition costs under Canadian GAAP.

The U.S. GAAP reconciliation note on page 130 of Form 20-F/A-1 has been revised to clearly show the impairment provision on mineral property acquisition costs as follows:

Jill Davis

Securities and Exchange Commission

May 5, 2008

(b)

Acquisition costs for mineral property interests

Both CICA Handbook Section 3061 and Emerging Issues Task Force (“EITF”) Abstract 04-2 consider acquisition costs of mineral property interests as tangible assets, and the aggregate carrying amount should be reported as a separate component of property, plant and equipment. According to CICA Handbook Section 3063, Statement of Financial Accounting Standard (“SFAS”) 144, and EITF 04-3, these assets should be tested for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable. An impairment loss shall be recognized when the carrying amount is not recoverable and exceeds its fair value, based on estimates of future cash flows. As the Corporation has no identifiable mineral reserves, and therefore no basis on which to determine future cash flows, all acquisition costs have been expensed as incurred. For U.S. GAAP purposes, this has been presented as an impairment provision in the reconciliation below.

Consolidated Statements of Operations

	2007	2006	2005

Net loss under Canadian GAAP	$(2,772,497)	$(1,823,606)	$(1,495,680)
Reversal of acquisition costs (b)	307,542	202,167	217,385
Impairment provision (b)	(307,542)	(202,167)	(217,385)

Net loss under U.S. GAAP	$(2,772,497)	$(1,823,606)	$(1,495,680)
Weighted average number of shares outstanding under Canadian GAAP	21,414,928	18,656,974	17,231,840
Escrow shares	-	-	29,865
Weighted average number of shares outstanding under U.S. GAAP	21,414,928	18,656,974	17,201,975

Basic and diluted loss per share under U.S. GAAP (c)	$(0.13)	$(0.10)	($0.09)

Jill Davis

Securities and Exchange Commission

May 5, 2008

Staff Comment No. 6

Foreign Currency Translation

We note your response to our prior comment number 14 in which you have determined your response is dependent upon the resolution of the proceeding comment. Please reconsider your accounting for foreign currency translation adjustments after you revisit the prior comment and assess the impact of foreign currency denominated mineral rights thereon. If you determine that foreign currency translation adjustments and cumulative translation adjustments for foreign currency denominated assets are necessary, please indicate whether this will result in a reconciling difference between US GAAP and Canadian GAAP to be reported pursuant to Item 17 of Form 20-F.

The Corporation’s Response to Staff Comment No. 6

Please see the Corporation’s response to Staff Comment No. 4 above. We respectfully submit that since acquisition costs are reduced by an impairment provision equivalent to the amount that would be capitalized in each reporting period, foreign currency translation adjustments and cumulative translation adjustments for foreign currency denominated assets do not apply. Foreign currency translation adjustments and cumulative translation adjustments are required when considering the historical value for non-financial instruments denominated in a foreign currency. These adjustments reconcile the historical amounts to current foreign exchange rates for balance sheet presentation. There are no historical amounts to be reconciled. Consequently, the Corporation has not accounted for and disclosed the effect of such adjustments in its Form 20-F/A-1.

Yours truly,

RIMFIRE MINERALS CORPORATION

“Jason S. Weber”

Jason S. Weber, P.Geo

President and CEO